EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

July 15, 2014	VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:	Notice of the Meeting and Record Dates 2014 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Levon Resources Ltd.
ISIN	CA5279011020
CUSIP	527901102
Meeting Date	September 18, 2014
Record Date for Notice	August 14, 2014
Record Date for Voting	August 14, 2014
Beneficial Ownership Determination Date	August 14, 2014
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

LEVON RESOURCES LTD.

“Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary